SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469 108

(CUSIP Number)

Mr. Nicholas Harvey

201 Broadway, 6th Floor

Cambridge, MA 02139

Tel: (617) 551-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following page)

* The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Alwyn Michael Parfitt, M.D.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 122

	8	Shared Voting Power 0

	9	Sole Dispositive Power 122

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)   See Items 3 and 5.

(2)   Represents less than 0.1%.

1	Names of Reporting Persons Barnette Pitzele

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 116

	8	Shared Voting Power 0

	9	Sole Dispositive Power 116

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 116(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)           See Items 3 and 5.

(2)           Represents less than 0.1%.

1	Names of Reporting Persons Bart Henderson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,363

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,363

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,363 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)           See Items 3 and 5.

(2)           Represents less than 0.1%.

1	Names of Reporting Persons Benjamin C. Lane

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,563

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,563

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,563 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)           See Items 3 and 5.

(2)           Represents less than 0.1%.

1	Names of Reporting Persons Benita S. Katzenellenbogen, PhD

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 82

	8	Shared Voting Power 0

	9	Sole Dispositive Power 82

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)           See Items 3 and 5.

(2)           Represents less than 0.1%.

1	Names of Reporting Persons Board of Trustees of the University of Arkansas

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Arkansas, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,602

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,602

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,602 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person OO - Board of Trustees

(1)           See Items 3 and 5.

(2)           Represents less than 0.1%.

1	Names of Reporting Persons The Breining Family Trust dated August 15, 2003

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,177

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,177

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,177 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person OO - Trust

(1)           See Items 3 and 5.

(2)           Represents less than 0.1%.

1	Names of Reporting Persons Cecil Richard Lyttle

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 335,242

	8	Shared Voting Power 0

	9	Sole Dispositive Power 335,242

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 335,242 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 1.1%(1)

14	Type of Reporting Person IN

(1)           See Items 3 and 5.

1	Names of Reporting Persons Chris Glass

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 584

	8	Shared Voting Power 0

	9	Sole Dispositive Power 584

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 584 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)           See Items 3 and 5.

(2)           Represents less than 0.1%.

1	Names of Reporting Persons Christopher Miller

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28,005

	8	Shared Voting Power 0

	9	Sole Dispositive Power 28,005

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,005 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.1%(1)

14	Type of Reporting Person IN

(1)           See Items 3 and 5.

1	Names of Reporting Persons The David E. Thompson Revocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Indiana, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,573

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,573

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,573 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person OO - Trust

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Dotty McIntyre

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 390

	8	Shared Voting Power 0

	9	Sole Dispositive Power 390

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 390 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Dr. Dennis A. Carson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 233

	8	Shared Voting Power 0

	9	Sole Dispositive Power 233

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 233 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons H. Watt Gregory III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,146

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,146

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,146 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons H2 Enterprises, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Arkansas, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,247

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,247 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person OO - Limited Liability Company

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Hostetler Family Trust UTD 3/18/92

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,594

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,594

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,594(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person OO - Trust

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons John Katzenellenbogen, PhD

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,853

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,853

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,853 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons John A. Katzenellenbogen Trust Under Agreement Dated August 2, 1999

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,735

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,735

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,735 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.1%(1)

14	Type of Reporting Person OO - Trust

(1)                                 See Items 3 and 5.

1	Names of Reporting Persons Dr. John Potts, Jr and Susanne K. Potts Irrevocable Trust for Stephen K. Potts dated 6-15-05

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,899

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,899

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,899 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person OO - Trust

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons John Thomas Potts, M.D.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,560

	8	Shared Voting Power 0

	9	Sole Dispositive Power 32,560

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,560 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.1%(1)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

1	Names of Reporting Persons Jonathan Guerriero

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,432

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,432

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,432 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Jonnie K. Westbrook Revocable Trust dated March 17, 2000

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Arkansas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 159

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 159

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person OO - Trust

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Julie Glowacki

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Kathy Welch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,969

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,969

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,969 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Kelly Colbourn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 44

	8	Shared Voting Power 0

	9	Sole Dispositive Power 44

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons E. Kelly Sullivan

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 410

	8	Shared Voting Power 0

	9	Sole Dispositive Power 410

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 410 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons The Kent C. Westbrook Revocable Trust, Dated March 17, 2000

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Arkansas, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Louis O’Dea

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 84,687

	8	Shared Voting Power 0

	9	Sole Dispositive Power 84,687

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 84,687 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.3%(1)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

1	Names of Reporting Persons Maria Grunwald

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,979

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,979

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,979 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Maysoun Shomali

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,045

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,045

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,045 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Michael Rosenblatt, M.D.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,650

	8	Shared Voting Power 0

	9	Sole Dispositive Power 19,650

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,650 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.1%(1)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

1	Names of Reporting Persons Brian Nicholas Harvey

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 104,761

	8	Shared Voting Power 0

	9	Sole Dispositive Power 104,761

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 104,761 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.4%(1)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

1	Names of Reporting Persons Charles O’Brien

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 61

	8	Shared Voting Power 0

	9	Sole Dispositive Power 61

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 61 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Patricia E. Rosenblatt

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,871

	8	Shared Voting Power 0

	9	Sole Dispositive Power 18,871

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,871 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.1%(1)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

1	Names of Reporting Persons Dr. Raymond F. Schinazi

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 40,744

	8	Shared Voting Power 0

	9	Sole Dispositive Power 40,744

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,744 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.1%(1)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

1	Names of Reporting Persons Robert L. Jilka, PhD

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 250

	8	Shared Voting Power 0

	9	Sole Dispositive Power 250

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 250 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Robert S. Weinstein, M.D.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 184

	8	Shared Voting Power 0

	9	Sole Dispositive Power 184

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 184 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Ruff Trust dated 1-1-02

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Arkansas, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,406

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,406

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,406 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person OO - Trust

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Samuel Ho

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 365

	8	Shared Voting Power 0

	9	Sole Dispositive Power 365

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 365 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Socrates E. Papapoulos, M.D.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Stavros C. Manolagas

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 39,929

	8	Shared Voting Power 0

	9	Sole Dispositive Power 39,929

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,929 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.1%(1)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

1	Names of Reporting Persons Stavroula Kousteni, PhD

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 184

	8	Shared Voting Power 0

	9	Sole Dispositive Power 184

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 184 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Teresita M. Bellido, PhD

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 102

	8	Shared Voting Power 0

	9	Sole Dispositive Power 102

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 102 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons The Richman Trust dated 2/6/83

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,907

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,907

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,907 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person OO - Trust

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Thomas E. Sparks, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 387

	8	Shared Voting Power 0

	9	Sole Dispositive Power 387

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 387 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons Tonya D. Goss (formerly Smith)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28

	8	Shared Voting Power 0

	9	Sole Dispositive Power 28

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 (2)

14	Type of Reporting Person IN

(1)                                 See Items 3 and 5.

(2)                                 Represents less than 0.1%.

1	Names of Reporting Persons C.C. Consulting A/S

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,023,712

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,023,712

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,023,712 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 10.4%(1)

14	Type of Reporting Person OO

(1)           See Items 3 and 5.

1	Names of Reporting Persons Claus Christiansen, MD

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,023,712

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,023,712

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,023,712 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 10.4%(1)

14	Type of Reporting Person IN

(1)           See Items 3 and 5. Claus Christiansen, MD, and Bente Riis Christiansen each own 50% of C.C. Consulting A/S (“C.C. Consulting”) and share all voting and investment power with respect to these shares. Each of C.C. Consulting, Dr. Claus Christiansen and Messr. Bente Riis Christiansen disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein.

1	Names of Reporting Persons Bente Riis Christiansen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,023,712

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,023,712

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,023,712 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 10.4%(1)

14	Type of Reporting Person IN

(1)           See Items 3 and 5. Claus Christiansen, MD, and Bente Riis Christiansen each own 50% of C.C. Consulting A/S (“C.C. Consulting”) and share all voting and investment power with respect to these shares. Each of C.C. Consulting, Dr. Claus Christiansen and Messr. Bente Riis Christiansen disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed by the Reporting Persons (as defined below) on January 27, 2012, as amended prior to the date hereof (the “Initial Statement,” and as amended hereby, this “Statement”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Radius Health, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed to report the dissolution of the group comprised of the Reporting Persons and the Separately Filing Group Members (as defined below), as further described in Item 5. This Amendment also updates certain information included in the Initial Statement.

Except for the amounts of shares of Common Stock and Preferred Stock (as defined below) discussed in Item 3 herein, and unless otherwise noted, all shares of Issuer securities reported in this Amendment give effect to the one-for-2.28 reverse stock split effected by the Issuer on April 24, 2014 and the closing of the Issuer’s initial public offering on June 11, 2014, including the conversion of all outstanding shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), of the Issuer, if any, held by the Reporting Persons, into shares of Common Stock.

Except as otherwise provided herein, each Item of the Initial Statement remains unchanged.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Alwyn Michael Parfitt, M.D.

Barry Pitzele

Bart Henderson

Ben Lane

Benita S. Katzenellenbogen, Ph.D.

Board of Trustees of the University of Arkansas

Breining Family Trust

Chris Glass

Christopher Miller

David E. Thompson Revocable Trust

Dotty McIntyre, RA (Paquin)

Dr. Dennis A. Carson

H. Watt Gregory, III

H2 Enterprises, LLC

Hostetler Family Trust

John Katzenellenbogen

John Katzenellenbogen Trust

John Thomas Potts Trust

John Thomas Potts, Jr.

Jonathan Guerriero

Jonnie K. Westbrook Revocable Trust dated March 17, 2000

Julianne Glowacki, Ph.D.

Kathy Welch

Kelly Colbourn

Kelly Sullivan

The Kent C. Westbrook Revocable Trust, Dated March 17, 2000

Louis O’Dea

Maria Grunwald

Maysoun Shomali

Michael Rosenblatt

Nick Harvey

Charles O’Brien

Patricia Rosenblatt

Raymond F. Schinazi

Richard Lyttle

Robert L. Jilka, Ph.D.

Robert S. Weinstein, M.D.

Ruff Trust

Samuel Ho

Socrates E. Papapoulos, M.D.

Stavros C. Manolagas

Stavroula Kousteni, Ph.D.

Teresita M. Bellido, Ph.D.

The Richman Trust

Thomas E. Sparks, Jr.

Tonya D. Goss (formerly Smith)

C.C. Consulting A/S

Claus Christiansen, MD

Bente Riis Christiansen

The address, the present principal occupation or employment, and the state of citizenship or organization for each of the Reporting Persons can be found on Schedule A, the contents of which are incorporated herein to this Item 2 by reference.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Prior to June 6, 2014 (the “Effective Date”), the Reporting Persons were parties to a certain agreement (the “Prior Stockholders’ Agreement”) with the other persons referred to on Schedule B attached to this Amendment No. 1 (the “Separately Filing Group Members”), which contained, among other things, certain director election provisions and price-based transfer restrictions on the shares of Common Stock held by Reporting Persons. As a result, the Reporting Persons may have belonged to a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed or are filing separate Amendments to Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Ownership information of the Separately Filing Group Members is or will be reflected in the separate filings made by the Separately Filing Group Members.

On April 24, 2014, the Issuer, the Reporting Persons and the Separately Filing Group Members entered into a Fifth Amended and Restated Stockholders’ Agreement (the “New Stockholders’ Agreement”), which became effective on the Effective Date and amended and restated in its entirety the Prior Stockholders’ Agreement. The New Stockholders’ Agreement eliminated the aforementioned voting agreements and limitations on the sale of the shares of Common Stock held by the Reporting Persons and the Separately Filing Group Members.  With the termination of such agreements, any group within the meaning of Section 13(d)(3) of the Act that may have been deemed to have been formed among the Reporting Persons and the Separately Filing Group Members has been terminated, effective as of the Effective Date.  Each Reporting Person expressly disclaims membership in any such group and beneficial ownership of any securities beneficially owned by any other Reporting Person (other than as reported herein) or Separately Filing Group Member.  Any further filings with respect to securities of the Issuer, if required, shall be filed by each Reporting Person separately or jointly with their affiliates.  The Reporting Persons are filing a Notice of Dissolution of Group as Exhibit 6 attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among the Issuer (under its former name of MPM Acquisition Corp.), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (the “Former Operating Company”), MergerCo merged with and into the Former Operating Company, with the Former Operating Company remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of the Former Operating Company’s common stock, par value $.01 per share (the “Former Operating Company Common Stock”), and shares of the Former Operating Company’s preferred stock, par value $.01 per share (the “Former Operating Company Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Former Operating Company Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Issuer’s Common Stockand each outstanding share of Former Operating Company Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Issuer’s Preferred Stock as consideration for the Merger.  Each share of the Preferred Stock was initially convertible at the time of issuance thereof into ten (10) shares of the Common Stock.

Pursuant to a Stock Issuance Agreement (as defined below), Nordic Bioscience Clinical Development VII A/S (“Nordic”) agreed, on March 29, 2011, to purchase the equivalent of €371,864 of Series A-5 Preferred Stock of the Former Operating Company at $8.142 per share, and the Former Operating Company sold 64,430 shares of its Series A-5 Preferred Stock to Nordic on May 17, 2011 for proceeds of $525,154.  These shares were exchanged in the Merger for an aggregate of 6,443 shares of the Issuer’s Series A-5 Convertible Stock, par value $0.0001 per share (the “Series A-5 Stock”).

Following the Merger on May 17, 2011, the Board approved a transaction pursuant to which the Former Operating Company merged with and into the Issuer, leaving the Issuer as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Issuer relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form Merger and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

On November 18, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (as amended, the “Series A-1 Stock Purchase Agreement”), dated as of April 25, 2011, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 263,178 shares (the “Stage II Series A-1 Shares”) of its Series A-1 Convertible Preferred Stock, par value $0.0001 per share (the “Series A-1 Stock”), to the Investors.  Such shares were issued in connection with the consummation of the Stage II Closing contemplated by the Series A-1 Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,427,952.76.  On December 14, 2011, pursuant to the terms of the Stock Purchase Agreement, the Issuer issued an aggregate of 263,180 shares (the “Stage III Series A-1 Shares” and together with the Stage II Series A-1 Shares, the “Series A-1 Shares”) of its Series A-1 Stock, to the Investors.  Such shares were issued in connection with the consummation of the Stage III Closing contemplated by the Series A-1 Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,428,115.60.

On April 23, 2013 and May 10, 2013, pursuant to the terms of that certain Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B Stock Purchase Agreement”), dated as of April 23, 2013, among the Issuer and the investors referenced therein (the “Series B Investors”), the Issuer issued to the Series B Investors (i) an aggregate of 701,235 shares (the “Series B Shares”) of its Series B Convertible Preferred Stock, par value $0.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 768,897 (giving effect to the Issuer’s one-for-2.28 reverse stock split on April 24, 2014) shares of Common Stock (the “Warrants” and together with the Series B Shares, the “Series B Securities”).  Such Series B Securities were issued in connection with the consummation of the Initial Closing and the Second Closing contemplated by the Series B Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $43,069,853.70.

On December 31, 2013, the Board declared a dividend of seventy-seven (77) shares of Series A-6 Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series A-6 Stock) on and in respect of each share of Series A-5 Stock outstanding at the close of business on such date, resulting in the issuance to Nordic on such date of 496,111 shares of Series A-6 Stock.  On March 31, 2014, the Board declared another dividend of twenty-nine (29) shares of Series A-6 Stock on and in respect of each share of Series A-5 Stock outstanding at the close of business on such date, resulting in the issuance to Nordic on such date of 186,847 shares of Series A-6 Stock.

On February 14, 2014, February 19, 2014, February 24, 2014 and March 28, 2014, pursuant to the terms of that certain Series B-2 Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B-2 Stock Purchase Agreement”), dated as of February 14, 2014, among the Issuer and the investors referenced therein (the “Series B-2 Investors”), the Issuer issued to the Series B-2 Investors, including certain Reporting Persons, (i) an aggregate of 448,060 shares (the “Series B-2 Shares”) of its Series B-2 Convertible Preferred Stock, par value $0.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 491,293 (giving effect to the Issuer’s one-for-2.28 reverse stock split on April 24, 2014) shares of Common Stock (the “New Warrants” and together with the Series B-2 Shares, the “Series B-2 Securities”).  Such Series B-2 Securities were issued in connection with the consummation of the Initial Closing and a Subsequent Closing contemplated by the Series B-2 Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $27,519,845.20.

Item 4.  Purpose of the Transaction.

Item 4 remains unchanged.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate number of Issuer securities beneficially owned by each Reporting Person, and the percentage of outstanding Common Stock owned by each Reporting Person, is set forth below and is based on 29,213,449 shares of Common Stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s Registration Statement on Form S-1 filed on June 2, 2014 and giving effect to the issuance of 274,550 shares of Common Stock to holders of Preferred Stock in connection with the Issuer’s initial public offering, based on information provided by the Issuer:

			Number of Shares as to which the Reporting Person has:
Name	Amount Beneficially Owned	Percent of Class	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Alwyn Michael Parfitt, M.D.	122	*	122	0	122	0
Barry Pitzele	116	*	116	0	116	0
Bart Henderson	13,363	*	13,363	0	13,363	0
Ben Lane	3,563	*	3,563	0	3,563	0
Benita S. Katzenellenbogen, Ph.D.	82	*	82	0	82	0
Board of Trustees of the University of Arkansas	7,602	*	0	7,602	0	7,602
Breining Family Trust	2,177	*	0	2,177	0	2,177
Chris Glass	584	*	584	0	584	0
Christopher Miller	28,005	0.1%	28,005	0	28,005	0
David E. Thompson Revocable Trust	10,573	*	0	10,573	0	10,573
Dotty McIntyre, RA (Paquin)	390	*	390	0	390	0
Dr. Dennis A. Carson	233	*	233	0	233	0
H. Watt Gregory, III	7,146	*	7,146	0	7,146	0

			Number of Shares as to which the Reporting Person has:
Name	Amount Beneficially Owned	Percent of Class	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
H2 Enterprises, LLC	2,247	*	0	2,247	0	2,247
Hostetler Family Trust	3,594	*	0	3,594	0	3,594
John Katzenellenbogen	6,853	*	6,853	0	6,853	0
John Katzenellenbogen Trust	17,735	0.1%	0	17,735	0	17,735
John Thomas Potts Trust	8,899	*	0	8,899	0	8,899
John Thomas Potts, Jr.	32,560	0.1%	32,560	0	32,560	0
Jonathan Guerriero	6,432	*	6,432	0	6,432	0
Jonnie K. Westbrook Revocable Trust dated March 17, 2000	159	*	0	159	0	159
Julianne Glowacki, Ph.D.	40	*	40	0	40	0
Kathy Welch	3,969	*	3,969	0	3,969	0
Kelly Colbourn	44	*	44	0	44	0
Kelly Sullivan	410	*	410	0	410	0
The Kent C. Westbrook Revocable Trust, Dated March 17, 2000	20	*	0	20	0	20
Louis O’Dea	84,687	0.3%	84,687	0	84,687	0
Maria Grunwald	5,979	*	5,979	0	5,979	0
Maysoun Shomali	1,045	*	1,045	0	1,045	0
Michael Rosenblatt	19,650	0.1%	19,650	0	19,650	0
Nick Harvey	104,761	0.4%	104,761	0	104,761	0
Charles O’Brien (1)	61	*	61	0	61	0
Patricia Rosenblatt	18,871	0.1%	18,871	0	18,871	0
Raymond F. Schinazi	40,744	0.1%	40,744	0	40,744	0
Richard Lyttle (2)	335,242	1.1%	335,242	0	335,242	0
Robert L. Jilka, Ph.D.	250	*	250	0	250	0
Robert S. Weinstein, M.D.	184	*	184	0	184	0
Ruff Trust	2,406	*	0	2,406	0	2,406
Samuel Ho	365	*	365	0	365	0
Socrates E. Papapoulos, M.D.	40	*	40	0	40	0
Stavros C. Manolagas	39,929	0.1%	39,929	0	39,929	0
Stavroula Kousteni, Ph.D.	184	*	184	0	184	0

			Number of Shares as to which the Reporting Person has:
Name	Amount Beneficially Owned	Percent of Class	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Teresita M. Bellido, Ph.D.	102	*	102	0	102	0
The Richman Trust	3,907	*	0	3,907	0	3,907
Thomas E. Sparks, Jr.	387	*	387	0	387	0
Tonya D. Goss (formerly Smith)	28	*	28	0	28	0
C.C. Consulting A/S(3)	3,023,712	10.4%	0	3,023,712	0	3,023,712
Claus Christiansen, M.D.(3)	3,023,712	10.4%	0	3,023,712	0	3,023,712
Bente Riis Christiansen(3)	3,023,712	10.4%	0	3,023,712	0	3,023,712

*  Represents less than 0.1%.

(1)  Shares are held indirectly by O’Brien Living Trust.

(2) Includes options to purchase an aggregate of 306,003 shares of Common Stock held by Cecil Richard Lyttle 2012 Grantor Trust and exercisable within 60 days of the date hereof.

(3) Claus Christiansen, MD, and Bente Riis Christiansen each own 50% of C.C. Consulting A/S (“C.C. Consulting”) and share all voting and investment power with respect to these shares. Each of C.C. Consulting, Dr. Claus Christiansen and Messr. Bente Riis Christiansen disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein.

As a result of the changes effected by the New Stockholders’ Agreement, which became effective on Effective Date, any group within the meaning of Section 13(d)(3) of the Act that may have been deemed to have been formed among the Reporting Persons and the Separately Filing Group Members has been terminated, effective as of such date.  Each Reporting Person expressly disclaims membership in any such group and beneficial ownership of any securities beneficially owned by any other Reporting Person (other than as reported herein) or Separately Filing Group Member.  Any further filings with respect to securities of the Issuer, if required, shall be filed by each Reporting Person separately or jointly with their affiliates.  Reference is made to Exhibit 6 hereto.

(c)                                  In the past 60 days, the Reporting Persons have engaged in the following transactions in the Common Stock of the Issuer:

None.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)                                  With the exception of C.C. Consulting, Claus Christiansen, MD, and Bente Riis Christiansen, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock as of June 11, 2014, the closing date of the Issuer’s initial public offering.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The portion of Item 2 containing the description of the termination of the Prior Stockholders’ Agreement and associated termination of any group within the meaning of Section 13(d)(3) of the Act that may have been deemed to have been formed among the parties thereto, and Item 3, are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented as follows:

Exhibit Number	Description
4	Fifth Amended and Restated Stockholders’ Agreement dated April 24, 2014, by and among the Issuer and the stockholders party thereto***

5	Joint Filing Agreement, dated as of June 13, 2014, by and among the Reporting Persons.

6	Notice of Dissolution of Group, dated as of June 13, 2014.

***	Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2014

/s/ Alwyn Michael Parfitt
Alwyn Michael Parfitt, M.D.

/s/ Barnett Pitzele
Barnett Pitzele

/s/ Bart Henderson
Bart Henderson

/s/ Benjamin C. Lane
Benjamin C. Lane

/s/ Benita S. Katzenellenbogen
Benita S. Katzenellenbogen, PhD

BOARD OF TRUSTEES OF THE UNIVERSITY OF ARKANSAS

By:	/s/ Ann Kemp
Name:	Ann Kemp
Title:	Vice President for Administration University of Arkansas System

The Breining Family Trust Dated August 15, 2003

By:	/s/ Clifford Breining
Name:	Clifford Breining
Title:	Trustee

Signature Page to Schedule 13D Amendment

The Cecil Richard Lyttle 2012 Grantor Retained Annuity Trust

By:	/s/ Cecil Richard Lyttle
Name:	Cecil Richard Lyttle
Title:	Co-Trustee

By:	/s/ Linda J Lyttle
Name:	Linda J. Lyttle
Title:	Co-Trustee

/s/ Chris Glass
Chris Glass

/s/ Christopher Miller
Christopher Miller

The David E. Thompson Revocable Trust

By:	/s/ David E. Thompson
Name:	David E. Thompson
Title:	Trustee

/s/ Dotty McIntyre
Dotty McIntyre

Signature Page to Schedule 13D Amendment

/s/ Dennis A. Carson
Dr. Dennis A. Carson

/s/ H. Watt Gregory III
H. Watt Gregory III

H2 ENTERPRISES, LLC

By:	/s/ H. Watt Gregory III
Name:	H. Watt Gregory III
Title:	Managing Member

Hostetler Family Trust UTD 3/18/92

By:	/s/ Karl Y. Hostetler
Name:	Karl Y. Hostetler
Title:	Co-Trustee

By:	/s/ Margaretha Hostetler
Name:	Margaretha Hostetler
Title:	Co-Trustee

/s/ John A. Katzenellenbogen
John A. Katzenellenbogen, PhD.

John A. Katzenellenbogen Trust
Under Agreement Dated August 2, 1999

By:	/s/ John A. Katzenellenbogen
Name:	John A. Katzenellenbogen
Title:	Trustee

Signature Page to Schedule 13D Amendment

Dr. John Potts, Jr and Susanne K. Potts
Irrevocable Trust for Stephen K. Potts
dated 6-15-05

By:	/s/ John Potts, Jr.
Name:	Dr. John Potts, Jr.
Title:	Trustee

By:	/s/ Susanne K. Potts
Name:	Susanne K. Potts
Title:	Trustee

/s/ John Thomas Potts
John Thomas Potts, M.D.

/s/ Jonathan Guerriero
Jonathan Guerriero

Jonnie K. Westbrook Revocable Trust, Dated March 17, 2000

By:	/s/ Jonnie K. Westbrook
Name:	Jonnie K. Westbrook
Title:	Trustee

/s/ Julie Glowacki
Julie Glowacki

/s/ Kathy Welch
Kathy Welch

Signature Page to Schedule 13D Amendment

/s/ Kelly Colbourn
Kelly Colbourn

/s/ E. Kelly Sullivan
E. Kelly Sullivan

The Kent C. Westbrook Revocable Trust,
Dated March 17, 2000

By:	/s/ Kent C. Westbrook
Name:	Kent C. Westbrook
Title:	Trustee

/s/ Louis O’Dea
Louis O’Dea

/s/ Maria Grunwald
Maria Grunwald

/s/ Maysoun Shomali
Maysoun Shomali

/s/ Michael Rosenblatt
Michael Rosenblatt, M.D.

Signature Page to Schedule 13D Amendment

/s/ Brian Nicholas Harvey
Brian Nicholas Harvey

O’Brien Living Trust

By:	/s/ Charles O’Brien
Name:	Charles O’Brien
Title:	Trustee

/s/ Patricia E. Rosenblatt
Patricia E. Rosenblatt

/s/ Raymond F. Schinazi
Dr. Raymond F. Schinazi

/s/ Cecil Richard Lyttle
Cecil Richard Lyttle

/s/ Robert L. Jilka
Robert L. Jilka, PhD.

/s/ Robert S. Weinstein
Robert S. Weinstein, M.D.

Signature Page to Schedule 13D Amendment

Ruff Trust dated 1-1-02

By:	/s/ F. Bronson Van Wyck
Name:	F. Bronson Van Wyck
Title:	Trustee

/s/ Samuel Ho
Samuel Ho

/s/ Socrates E. Papapoulos
Socrates E. Papapoulos, M.D.

/s/ Stavros C. Manolagas
Stavros C. Manolagas

/s/ Stavroula Kousteni
Stavroula Kousteni, PhD.

/s/ Teresita M. Bellido
Teresita M. Bellido, PhD.

Signature Page to Schedule 13D Amendment

The Richman Trust Dated 2/6/83

By:	/s/ Douglas D. Richman
Name:	Douglas D. Richman
Title:	Co-TTEE

By:	/s/ Eva A. Richman
Name:	Eva A. Richman
Title:	Co-TTEE

/s/ Thomas E. Sparks
Thomas E. Sparks

/s/ Tonya D. Smith
Tonya D. Smith

C.C. Consulting A/S

By:	/s/ Claus Christiansen
Name: Claus Christiansen
Title: CEO

/s/ Claus Christiansen, M.D.
Claus Christiansen, M.D.

/s/ Bente Riis Christiansen
Bente Riis Christiansen

Signature Page to Schedule 13D Amendment

Schedule A

Certain Information Regarding the Reporting Persons

NAME	RESIDENCE OR BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	STATE OF CITIZENSHIP OR ORGANIZATION
Alwyn Michael Parfitt, M.D.	28 Baeza Way Hot Springs, AR 71909	Retired	United Kingdom
Barry Pitzele	7924 N. Tripp Ave. Skokie, IL 60076	Consultant; Skokie Valley Consulting Corp. 7924 N. Tripp Ave. Skokie, IL 60076	United States of America
Bart Henderson	48 Prentiss Lane Belmont, MA 02478	Biotechnology Rhythm Pharmaceuticals 855 Boylston St. Boston, MA 02116	United States of America
Ben Lane	1284 Deer Trail Lane Libertyville, IL 60048	Industrial Liaison and Lecturer Northwestern University 633 Clark Street Evanston, IL 60208 Business Type: Non-profit Secondary Education	United States of America
Benita S. Katzenellenbogen, Ph.D.	Department of Molecular and Integrative Physiology University of Illinois 407 South Goodwin Ave. Urbana, IL 61801	Research Professor of Physiology University of Illinois, Teaching and Research Board of Trustees Office 352 Henry Administration Building, MC-350 506 South Wright Street Urbana, IL 61801, USA	United States of America
Board of Trustees of the University of Arkansas	2404 North University Avenue Little Rock, AR 72207	Governing board of the University of Arkansas	Arkansas, United States of America
Breining Family Trust	76210 Via Chianti Indian Wells, CA 92210	Trust Fund	California, United States of America
Chris Glass	467 San Fernando Street San Diego, CA 92106	Professor of Cellular and Molecular Medicine University of California, San Diego 9500 Gilman Drive La Jolla, CA 93093	United States of America
Christopher Miller	1685 Milburne Lake Forest, IL 60045	Intellectual Property Strategist, Abbott Labs 200 Abbott Park Road Abbott Park, IL 60064	United States of America
David E. Thompson Revocable Trust	1045 Mason Street, #501 San Francisco, CA 94108	Trust Fund	Indiana, United States of America
Dotty McIntyre, RA (Paquin)	799 Shawsheen Street Tewksbury, MA 01876	Pfizer Vet Tech II 1 Burtt Rd. Andover, MA 01810	United States of America
Dr. Dennis A. Carson	9672 Claiborne Square La Jolla, CA 92037

Professor of Medicine

University of California — San Diego

Moores Cancer Center

3855 Health Sciences Drive, MC 0820

La Jolla, CA 92093-0820

Effective 1/31/12, new address:

Sanford Consortium for Regenerative Medicine

2880 Torrey Pines Scenic Drive, MC 0695

La Jolla, CA 92093-0695

United States of America

H. Watt Gregory, III	Suite 2000 124 West Capitol Avenue Little Rock, AR 72201	Attorney - Suite 2000 124 West Capitol Avenue Little Rock, AR 72201	United States of America
H2 Enterprises, LLC	c/o H. Watt Gregory, III. Esq. Kutak Rock, LLP 124 West Capitol Avenue, Suite 2000 Little Rock, AR 72201	Investments	Arkansas, United States of America
Hostetler Family Trust	14024 Rue St. Raphael Del Mar, CA 92014	Trust Fund	California, United States of America
John Katzenellenbogen	John A. Katzenellenbogen, Ph.D Department of Chemistry (37-5) University of Illinois 600 South Matthews Ave. Urbana, IL 61801	Research Professor of Chemistry University of Illinois at Urbana-Champaign, IL	United States of America
John Katzenellenbogen Trust	John A. Katzenellenbogen 704 West Pennsylvania Ave Urbana, IL 61801	Trust Fund	Illinois, United States of America
John Thomas Potts Trust	18 Hawthorn St. Cambridge, MA 02138	Trust Fund	Massachusetts, United States of America
John Thomas Potts, Jr.	18 Hawthorn St. Cambridge, MA 02138	Physician Massachusetts General Hospital 55 Fruit Street Boston, MA 02114	United States of America
Jonathan Guerriero	20 Bazin Lane Canton, MA 02021	Drug Development Professional Program and Alliance Management 33 Hayden Ave Lexington, MA 02421	United States of America
Jonnie K. Westbrook Revocable Trust dated March 17, 2000	56 River Ridge Rd. Little Rock, AR 72227	Trust Fund	Arkansas, United States of America
Julianne Glowacki, Ph.D.	76 Perkins Street Jamaica Plain, MA 02130	Professor of Orthopedic Surgery & Professor of Oral & Maxillofacial Surgery Brigham and Women's Hospital 75 Francis Street Boston, MA 02115	United States of America
Kathy Welch	16 Kristyn Lane North Reading, MA 01864	Controller Triton Resources, Inc 15 New England Executive Park Burlington, MA 01803	United States of America
Kelly Colbourn	123 Oxford Street #3 Cambridge, MA 02138	Administrative - Harvard University 17 Oxford Street Cambridge, MA 02138	United States of America
Kelly Sullivan	23 Belknap Street Arlington, MA 02474	Principal Scientist N-of-One Therapeutics 400 5th Avenue, Suite 200 Waltham, MA 02451-8706	United States of America
The Kent C. Westbrook, M.D. Revocable Trust, Dated March 17, 2000	56 River Ridge Rd. Little Rock, AR 72227	Trust Fund	Arkansas, United States of America
Louis O’Dea	566 Main St. Hingham, MA 02043	Physician Self-employed	Canada
Maria Grunwald	82 Pine St. Malden, MA 02148	President Audact Inc. 82 Pine St. Malden, MA 02148	United States of America
Maysoun Shomali	354 School Street Watertown, MA 02472	Scientist, Sanofi-Aventis 270 Albany St Cambridge MA 02139	United States of America
Michael Rosenblatt	130 Lake Avenue Newton, MA 02459	Chief Medical Officer, Merck & Co. 1 Merck Drive Whitehouse Station, NJ 08889	United States of America
Nick Harvey	201 Broadway, Sixth Floor Cambridge, MA 02139	Radius Health, Inc. Chief Financial Officer 201 Broadway, 6th Floor Cambridge, MA 02139	United States of America
Charles O’Brien	2824 Mossy Creek Drive Little Rock, AR 72211	University of Arkansas for Medical Sciences 4301 W. Markham St. Little Rock, AR 72211	United States of America
Patricia Rosenblatt	876 Beacon St. Apt. 5 Newton, MA 02459	Self-Employed Visual Artist 876 Beacon St. Apt. 5 Newton, MA 02459	United States of America
Raymond F. Schinazi	1860 Montreal Road Tucker, GA 30084	Professor, Emory University Medical Research 151H 1670 Clairmont Road Atlanta, GA 30033	United States of America

Richard Lyttle	201 Broadway, 6th Floor Cambridge, MA 02139	Radius Health, Inc. Interim Chief Scientific Officer 201 Broadway, 6th Floor Cambridge, MA 02139	Canada
Robert L. Jilka, Ph.D.	14202 Clarborne Court Little Rock, AR 72211	Research Scientist Central Arkansas Veterans Healthcare System Research 151/LR 4300 W. 7th Street Little Rock, AR 72205	United States of America
Robert S. Weinstein, M.D.	11 Chalmette Little Rock, AR 72211	Physician, University of Arkansas for Medical Sciences 4301 W. Markham Street Little Rock, AR 72205	United States of America
Ruff Trust	2141 Highway 224 East Tukerman, AR 72473	Trust Fund	Arkansas, United States of America
Sam Ho	15 Hillview Ave Holbrook, MA 02343	Scientist II at Novartis 250 Massachusetts Avenue Cambridge, MA 02139, USA	Canada
Socrates E. Papapoulos, M.D.	Javastraat 64 2585 AR the Hague The Netherlands	Professor of Medicine, Leiden University Medical Center Albinusdreef 2 2333 ZA Leiden The Netherlands	Netherlands
Stavros C. Manolagas	UAMS Center for Osteoporosis and Metabolic Bone Diseases Winthrop P. Rockefeller Cancer Institute, Room 817 4301 W. Markham, Slot 587 Little Rock, AR 72205-7199

Professor of Medicine, Director, Division of Endocrinology and Metabolism; Director, the UAMS/VA Center for Osteoporosis and Metabolic Bone Diseases; Vice Chair for Research, Department of Internal Medicine, University of Arkansas for Medical Sciences,

4301 W. Markham, Slot 587

Little Rock, AR 72205

Chief, Endocrinology Section, Central Arkansas Veterans Healthcare System

4300 West 7th Street

Little Rock, AR 72205

United States of America
Stavroula Kousteni, Ph.D.	58 Hillside Avenue Glen Ridge, NJ 07028	Associate Professor, Departments of Medicine and Physiology Columbia University The Russ Berrie Medical Sciences Pavilion Room 411 1150 Saint Nicholas Avenue New York, NY 10032	Greece
Teresita M. Bellido, Ph.D.	9302 Windrift Way Zionsville, Indiana 46077	Professor of Anatomy and Cell Biology, and Professor of Internal Medicine Indiana University School of Medicine 635 Barnhill Drive, MS 545A, Indianapolis, IN 46202	United States of America
The Richman Trust	9551 La Jolla Farms Road La Jolla, CA 92037	Trust Fund	California, United States of America
Thomas E. Sparks, Jr.	P.O. Box 472290 San Francisco, CA 94147-2290	Pillsbury Winthrop Shaw Pittman LLP 50 Fremont Street San Francisco, CA 94105	United States of America
Tonya D. Goss (formerly Smith)	7790 Shannon Road Pine Bluff, Arkansas 71603	Unemployed	United States of America
C.C. Consulting A/S Claus Christiansen, MD Bente Riis Christiansen	Herlev Hovedgade 207, DK-2730 Herlev, Denmark 45 4454 7705	Danish limited liability company (C.C. Consulting) Principals	Denmark

Schedule B

Separately Filing Group Members

Separately Filing Group Member
MPM Bioventures III, L.P.
MPM Bioventures III-QP, L.P.
MPM Bioventures III GMBH & Co. Beteiligungs KG
MPM Bioventures III Parallel Fund, L.P.
MPM Asset Management Investors 2003 BVIII LLC
MPM Bio IV NVS Strategic Fund, L.P.
The Wellcome Trust Limited, as Trustee of the Wellcome Trust
HealthCare Ventures VII, L.P.
OBP IV — Holdings LLC
mRNA II - Holdings LLC
Biotech Growth N.V.
Ipsen Pharma SAS
Brookside Capital Partners Fund, L.P.
F2 Bioscience III, L.P.
F2 Bioscience IV L.P.
F2 Bio Ventures V L.P.
BB Biotech Ventures II, L.P.
Healthcare Private Equity Limited Partnership
Saints Capital Granite, L.P.